UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

CEDAR REALTY TRUST, INC.
(Name of Subject Company (Issuer))

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CEDAR REALTY TRUST, INC.
(Name of Filing Person (Offeror))

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Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

150602506
(CUSIP Number of Series C Cumulative Redeemable Preferred Stock)

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M. Andrew Franklin
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

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With a copy to:

David E. Brown, Jr.
Alston & Bird LLP
950 F Street NW
Washington, DC 20004

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery originally filed with the United States Securities and Exchange Commission (the “SEC”) by Cedar Realty Trust, Inc. (the “Company”) on September 25, 2024, as amended by Amendment No. 1 filed on September 26, 2024 (together, the “Schedule TO”), in connection with the Company’s offer to purchase up to an aggregate amount paid of $9,000,000 of its 6.50% Series C Cumulative Redeemable Preferred Stock. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery, and all other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference.

The Schedule TO is amended and restated as described below.

Summary Term Sheet

The second bullet point under “Are there any conditions to the Offer?” is deleted in its entirety and replaced with the following:

no commencement or escalation of a war or armed hostilities directly involving the United States, which, in our reasonable judgment, is materially adverse to the Company or makes it inadvisable for us to proceed with the Offer;

Section 7. Conditions of the Offer.

The third sub-bullet point under the bullet point “there has occurred any of the following” is deleted in its entirety and replaced with the following:

the commencement or escalation of a war or armed hostilities directly involving the United States, which, in our reasonable judgment, is materially adverse to the Company or makes it inadvisable for us to proceed with the Offer;

The last paragraph under this section is deleted in its entirety and replaced with the following:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (other than any action or omission to act by us), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date. If a condition referred to above is triggered while the Offer is pending, the Company will promptly notify the holders of Series C Shares. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. If we waive any of the conditions described above, we will disclose any material changes resulting therefrom and will, if required by applicable law, amend the Offer to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to a stockholder’s right to challenge our determination in a court of competent jurisdiction. See Section 14 under “The Offer.”

Section 10. Certain Information Concerning Us.

The first two paragraphs under the subheading “Incorporation by Reference” are deleted in their entirety and replaced with the following:

Incorporation by Reference.    The Company incorporates by reference in this Offer to Purchase the documents listed below:

•        the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on March 5, 2024;

•        the Company’s Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2024 filed on May 6, 2024 and for the fiscal quarter ended on June 30, 2024 filed on August 6, 2024; and

•        the Company’s Current Reports on Form 8-K filed on January 24, 2024, September 16, 2024 and September 25, 2024.

Unless stated otherwise, no information that has been “furnished” on a Current Report filed on Form 8-K is incorporated by reference herein. Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

ITEM 12.  EXHIBITS

(a)(1)(i)	Offer to Purchase, dated September 25, 2024.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(5)(i)	Current Report on Form 8-K of Cedar Realty Trust, Inc., filed on September 25, 2024 (incorporated by reference to such filing).
107	Filing Fee Exhibit.*

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*        Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CEDAR REALTY TRUST, INC.
	By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: President and Chief Executive Officer
Dated: October 7, 2024

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